# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Joint Stock Co Kaspi.kz, CIK 0001985487
CUSIP: 48581R205
Title of class of securities: American depositary shares, no par value, each representing one common share of the Issuer, no par value ("ADSs")
Address of issuer's principal executive offices: 154A Nauryzbai Batyr Street, Almaty, Kazakstan (1P), 050013
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-114725
Filed by CIK 0002035126

## Reporting persons
- Fintech Partners Limited: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 15,235,270; sole dispositive power 0; shared dispositive power 15,235,270; aggregate amount beneficially owned 15,235,270 (8% of the class)
  Comment: Percent set out in Row 11 is based on 190,027,266 common shares of the Issuer outstanding as of September 30, 2026, as reported in the Issuer's interim condensed consolidated financial information for the three and nine months ended September 30, 2026, as set out in the Issuer's Form 6-K furnished with the Securities and Exchange Commission (the "SEC") on November 12, 2026.
- Baring Ventures Fund V Managers Limited: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 15,235,270; sole dispositive power 0; shared dispositive power 15,235,270; aggregate amount beneficially owned 15,235,270 (8% of the class)
  Comment: Percent set out in Row 11 is based on 190,027,266 common shares of the Issuer outstanding as of September 30, 2026, as reported in the Issuer's interim condensed consolidated financial information for the three and nine months ended September 30, 2026, as set out in the Issuer's Form 6-K furnished with the SEC on November 12, 2026.
- Baring Fintech Manager Holding Limited: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 15,235,270; sole dispositive power 0; shared dispositive power 15,235,270; aggregate amount beneficially owned 15,235,270 (8% of the class)
  Comment: Percent set out in Row 11 is based on 190,027,266 common shares of the Issuer outstanding as of September 30, 2026, as reported in the Issuer's interim condensed consolidated financial information for the three and nine months ended September 30, 2026, as set out in the Issuer's Form 6-K furnished with the SEC on November 12, 2026.

## Item 1. Issuer
Name of issuer: Joint Stock Co Kaspi.kz
Address of issuer's principal executive offices: 154A Nauryzbai Batyr Street, Almaty, 1P 050013

## Item 2. Person Filing
Name of person filing:
This filing is being made on behalf of (collectively, the "Reporting Persons"):

Fintech Partners Limited ("FPL");

Baring Ventures Fund V Managers Limited ("BV Fund V ML"); and

Baring Fintech Manager Holding Limited ("BFMHL").
Address of principal business office or, if none, residence: The principal business office of each of FPL and BFMHL is Unit 1, Houmet House, Rue Des Houmets, Castel, Guernsey GY5 7XZ, Channel Islands. The principal business office of BV Fund V ML is Ground Floor, Plaza House, Admiral Park, St Peter Port, Guernsey GY1 2HU, Channel Islands.
Citizenship: FPL, BV Fund V ML and BFMHL are non-cellular companies organized under the laws of Guernsey.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: See Item 11 of the attached cover pages. The percentages reported in Item 11 of the attached cover pages are based on 190,027,266 common shares of the Issuer outstanding as of September 30, 2026, as reported in the Issuer's interim condensed consolidated financial information for the three and nine months ended September 30, 2026, as set out in the Issuer's Form 6-K furnished with the SEC on November 12, 2026.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote:
See the responses to Item 6 on the attached cover pages.

15,235,270 ADSs are held by FPL under the participation deed between FPL and Asia Equity Partners Limited ("AEPL") (as amended from time to time, the "Participation Deed"), whereby FPL is the shareholder of record of the ADSs, but AEPL retains all economic rights relating to the ADSs, including the right to any distributions in respect of the ADSs and to the proceeds from any transfer or disposal of the ADSs. Such ADSs may be deemed to be beneficially owned by BV Fund V ML and BFMHL because (i) BV Fund V ML is the controlling shareholder of FPL and (ii) BFMHL is the controlling shareholder of BV Fund V ML. Voting and investment control over the ADSs held by FPL under the Participation Deed is exercised by the board of directors of FPL, which is comprised of Andrew Whitaker, Andrew Carre and Sarah Rault. Each of the Reporting Persons (other than FPL) and each of their affiliated entities and the officers, partners, directors, members and managers thereof disclaims beneficial ownership of the ADSs held by FPL under the Participation Deed.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Joint Filing Agreement, dated as of November 13, 2026, among FPL, BV Fund V ML and BFMHL.

## Signatures
- Fintech Partners Limited: /s/ Andrew Carre, Andrew Carre, Director (11/13/2026)
- Baring Ventures Fund V Managers Limited: /s/ Julian Timms, Julian Timms, Director (11/13/2026)
- Baring Fintech Manager Holding Limited: /s/ Julian Timms, Julian Timms, Director (11/13/2026)